

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2020

Robert P. Verostek
Senior Vice President and Chief Financial Officer
Denny's Corporation
203 East Main Street
Spartanburg, South Carolina 29319-0001

  Re: Denny's Corporation
    Registration Statement on Form S-3
    Filed June 8, 2020
    File No. 333-239004

Dear Mr. Verostek:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Cara Wirth at (202) 551-7127 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Trade & Services

cc: Justin W. Chairman, Esq.